Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES 2014
CAPITAL EXPENDITURE PLAN

Calgary, Alberta, Canada – December 10, 2013
(Canadian dollars, unless otherwise indicated)

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today that planned capital expenditures for 2014 are $504 million.

2014 Capital Plan and Update on 2013 Capital Plan

The 2014 capital expenditure plan includes $255 million for expansion capital, $192 million for sustaining and infrastructure expenditures, and $57 million to upgrade existing rigs.  We expect that the $504 million will be split $468 million in the Contract Drilling segment and $36 million in the Completion and Production Services segment.

Precision’s expansion capital plan includes five new build drilling rigs and the completion and deployment of six previously announced new build drilling rigs.  The new rigs announced today include four new build drilling rigs in Canada; one Super Single for heavy oil development drilling, and three additional ST-1500 rigs for northern gas and gas liquids drilling.  The plan also includes one additional ST-1500, which will only be completed once a firm customer contract is secured.  The previously announced new build drilling rigs include: two ST-1500 rigs for West Texas deployment in the first and second quarters of 2014; two ST-1500 rigs to be deployed in early 2014 for gas and gas liquids drilling in Northern Canada; and two ST-3000 rigs expected to be deployed in Kuwait late in the second quarter.  Additional expansion capital is allocated to equipment for Completion and Production Services and long-lead items.

The 2014 capital plan includes the completion of the rig upgrades previously announced in 2013 and six to ten additional rig upgrades in 2014.

Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2014 and scheduled infrastructure projects, including the Nisku, Alberta combined technical and operations support centre, additional regional support facilities and corporate systems.  The Nisku centre consolidates Precision’s existing Canadian operations and technology support centres and will contain a new employee training centre complete with a fully functioning training rig equipped with the latest drilling technology.  The Nisku facility is expected to support Canadian operations for several decades, provide increased capacity and efficiency, and ensure that we continue to meet the needs of our customers with highly skilled and well trained field personnel.  The portion of the 2014 budget allocated to completing this facility is approximately $30 million.

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

We anticipate 2013 capital expenditures to be approximately $561 million, a $48 million decrease from our previous guidance.  Carry forward capital expenditures of $183 million have been included in the 2014 capital expenditure guidance of $504 million.

Operational Update and Near Term Outlook

Precision’s active drilling rig count in both Canada and the United States has been increasing throughout the fourth quarter.  As of today, Precision has 109 active drilling rigs in Canada, 93 in the United States and 12 in international locations.

We expect Precision’s Canadian drilling rig count to remain at current levels until industry activity breaks for the holiday season before returning to higher activity after the first of the year.  We expect our first quarter peak activity levels to be similar to winter 2013.  In the United States, we expect recent market share gains to be maintained in the near term and activity levels to increase or decrease with industry activity.

Precision currently has 200 Tier 1 rigs and will have 211 Tier 1 drilling rigs upon delivery of all announced new builds, up from 93 Tier 1 rigs in 2009.   To date in 2013, we have completed and delivered eight new build drilling rigs.

Quote from Precision’s CEO

“Precision continues to enhance its ability to deliver High Performance, High Value services.  Our positioning in the North American Tier 1 market has never been stronger.  We remain focused on potential LNG-related drilling as we now have signed contracts or firm customer commitments for five new build Super Triple drilling rigs for drilling programs supported by foreign capital tied to LNG.  While the full potential of the Canadian LNG export opportunity has hurdles to pass, we are encouraged by the interest in our services highlighted by these new builds, which positions us for further growth supporting these projects.  These rigs are in addition to the eight new build Super Triple drilling rigs we have deployed to the Canadian market in the past two years.”

“Our 2014 capital expenditure plan demonstrates how Precision prudently deploys capital toward projects generating attractive returns.  Our footprint and customer base affords us numerous opportunities to invest capital and our focus remains on selecting the best projects producing returns on the capital we deploy and returning value to shareholders in the form of share price appreciation and dividends.”

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to: guidance on our 2013 and 2014 capital plans including the level, timing and planned uses of capital expenditures, the deployment and purpose of new build rigs, the allocation of additional expansion capital to equipment for Completion and Production services and long-lead items to meet additional expected new build and rig upgrade demand in 2014, the amount and timing of planned sustaining and infrastructure capital based upon currently anticipated activity levels for 2014 and completion of scheduled infrastructure projects, that Precision’s Canadian drilling rig count is expected to remain at current levels until industry activity breaks for the holiday season before returning to higher activity after the first of the year, that our first quarter peak activity levels are expected to be similar to winter 2013 and that in the United States, we expect recent market share gains to be maintained in the near term and activity levels to increase or decrease with industry activity.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; general economic, market or business conditions, realizing contracts from firm customer commitments; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com